MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2019

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three and six months ended June 30, 2019 and the related notes contained therein, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 and the related MD&A. The Company uses certain non-IFRS financial measures in this MD&A as described under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“U.S.”) dollars and tabular amounts are expressed in thousands of U.S. dollars unless otherwise indicated. This MD&A is dated as of August 7, 2019 and all information contained is current as of August 7, 2019 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5 Phone: 604.685.9775 | Fax: 604.685.9744 | Toll Free: 1.877.685.9775 Email: info@edrsilver.com www.edrsilver.com

Forward-Looking Statements

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2019, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company’s mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

TABLE OF CONTENTS

Operating Highlights	Page 3	Consolidated Financial Results	Page 16
Consolidated Operations	Page 5	Non IFRS Measures	Page 18
Guanaceví Operations	Page 8	Quarterly Results and Trends	Page 23
Bolañitos Operations	Page 10	Annual Outlook	Page 28
El Cubo Operations	Page 12	Liquidity and Capital Resources	Page 29
El Compas Operations	Page 13	Changes in Accounting Policies	Page 34
Development Activities	Page 15	Controls and Procedures	Page 36
Exploration Results	Page 15

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

Three Months Ended June 30			Q2 2019 Highlights	Six Months Ended June 30
2019	2018	% Change		2019	2018	% Change
Production
1,059,322	1,355,895	(22%)	Silver ounces produced	2,130,677	2,706,735	(21%)
9,558	13,674	(30%)	Gold ounces produced	19,613	26,882	(27%)
1,039,596	1,328,844	(22%)	Payable silver ounces produced	2,089,811	2,653,700	(21%)
9,332	13,396	(30%)	Payable gold ounces produced	19,141	26,340	(27%)
1,823,962	2,449,815	(26%)	Silver equivalent ounces produced(1)	3,699,717	4,857,295	(24%)
13.67	7.61	80%	Cash costs per silver ounce(2)(3)	13.11	7.05	86%
22.87	14.10	62%	Total production costs per ounce(2)(4)	21.49	14.12	52%
20.90	17.28	21%	All-in sustaining costs per ounce(2)(5)	20.15	15.73	28%
237,640	314,305	(24%)	Processed tonnes	484,159	639,974	(24%)
114.40	86.43	32%	Direct production costs per tonne(2)(6)	110.04	82.84	33%
14.10	11.31	25%	Silver co-product cash costs(7)	13.82	11.04	25%
1282	865	48%	Gold co-product cash costs(7)	1215	861	41%
Financial
29.4	38.8	(24%)	Revenue ($ millions)	58.5	79.1	(26%)
1,100,065	1,258,617	(13%)	Silver ounces sold	2,169,450	2,664,760	(19%)
9,416	13,800	(32%)	Gold ounces sold	18,975	26,474	(28%)
15.02	16.76	(10%)	Realized silver price per ounce	15.25	16.72	(9%)
1,366	1,281	7%	Realized gold price per ounce	1,340	1,304	3%
(10.1)	(5.7)	(79%)	Net earnings (loss) ($ millions)	(23.4)	(3.3)	(609%)
(6.1)	4.6	(232%)	Mine operating earnings ($ millions)	(11.9)	7.9	(250%)
2.6	14.9	(82%)	Mine operating cash flow(8) ($ millions)	7.2	28.7	(75%)
(1.0)	3.6	(126%)	Operating cash flow before working capital changes (9)	(3.1)	15.2	(120%)
(2.7)	2.7	(199%)	Earnings before ITDA (10) ($ millions)	(7.3)	14.1	(152%)
46.6	58.9	(21%)	Working capital ($ millions)	46.6	58.9	(21%)
Shareholders
(0.0 8)	(0.04)	(100%)	Earnings (loss) per share – basic	(0.18)	(0.03)	(500%)
(0.01)	0.03	(125%)	Operating cash flow before working capital changes per share (9)	(0.02)	0.12	(120%)
132,158,891	127,570,254	4%	Weighted average shares outstanding	131,779,448	127,529,558	3%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)
The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 18.

(3)
Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)
Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(5)
All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20 and 21.

(6)
Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)
Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22.

(8)
Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 18.

(9)	See Reconciliation to IFRS on page 18 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on pages 18 & 19.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Since 2002, the Company’s business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company’s Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. The El Cubo property came with substantial reserves and resources and the mine was already operating at 1,100 tonnes per day (tpd).

In addition to operating the Guanaceví, Bolañitos and El Cubo mines, the Company recently commissioned the El Compas mine in March 2019. The Company is advancing the Terronera development project and several exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví, Bolañitos and El Cubo mines in Mexico. In addition, the Company recently commissioned the El Compas mine attaining commercial production in March 2019.

Consolidated Production Results for the Three Months and Six Months Ended June 30, 2019 and 2018

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2019	2018	% Change		2019	2018	% Change
237,640	314,305	(24%)	Ore tonnes processed	484,159	639,974	(24%)
157	156	0%	Average silver grade (gpt)	155	153	2%
88.5	86.2	3%	Silver recovery (%)	88.1	85.9	3%
1,059,322	1,355,895	(22%)	Total silver ounces produced	2,130,677	2,706,735	(21%)
1,039,596	1,328,844	(22%)	Payable silver ounces produced	2,089,811	2,653,700	(21%)
1.51	1.60	(6%)	Average gold grade (gpt)	1.48	1.54	(4%)
83.0	84.5	(2%)	Gold recovery (%)	85.1	84.7	0%
9,558	13,674	(30%)	Total gold ounces produced	19,613	26,882	(27%)
9,332	13,396	(30%)	Payable gold ounces produced	19,141	26,340	(27%)
1,823,962	2,449,815	(26%)	Silver equivalent ounces produced(1)	3,699,717	4,857,295	(24%)
13.67	7.61	80%	Cash costs per silver ounce(2)(3)	13.11	7.05	86%
22.87	14.10	62%	Total production costs per ounce(2)(4)	21.49	14.12	52%
20.90	17.28	21%	All in sustaining cost per ounce (2)(5)	20.15	15.73	28%
114.40	86.43	32%	Direct production costs per tonne(2)(6)	110.04	82.84	33%
14.10	11.31	25%	Silver co-product cash costs(7)	13.82	11.04	25%
1,282	865	48%	Gold co-product cash costs(7)	1,215	861	41%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.

(2)
The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 18.

(3)
Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)
Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(5)
All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20 & 21.

(6)
Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)
Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

Consolidated Production

Three months ended June 30, 2019 (compared to the three months ended June 30, 2018)

Consolidated silver production during Q2, 2019 was 1,059,322 ounces (oz), a decrease of 22% compared to 1,355,895 oz in Q2, 2018, and gold production was 9,558 oz, a decrease of 30% compared to 13,674 oz in Q2, 2018. Plant throughput was 237,640 tonnes at average grades of 157 grams per tonne (gpt) silver and 1.51 gpt gold, compared to 314,305 tonnes grading 156 gpt silver and 1.60 gpt gold in Q2, 2018. The 22% lower silver production and 30% lower gold production compared to Q2, 2018 were due to the planned reduction of mine output at El Cubo and lower throughput and grades at Bolañitos, partly offset by higher production from Guanaceví and initial commercial production from El Compas.

Six months ended June 30, 2019 (compared to the six months ended June 30, 2018)

Consolidated silver production during 2019 was 2,130,677 ounces (oz), a decrease of 21% compared 2,706,735 oz in Q2, 2018, and gold production was 19,613 oz, a decrease of 27% compared to 26,882 oz in for the six months ended June 30, 2018. Plant throughput was 484,159 tonnes at average grades of 155 grams per tonne (gpt) silver and 1.48 gpt gold, compared to 639,974 tonnes grading 153 gpt silver and 1.54 gpt gold in the six months ended June 30, 2018. The 21% lower silver production and 27% lower gold production compared to Q2, 2018 were due to the planned reduction of mine output at El Cubo, lower than planned throughput at Bolañitos and initial commercial production from El Compas.

Further discussed in the 2019 Outlook on page 28, the Company anticipates the second half production to be higher than first half production and second half costs forecasted to be lower than first half costs. However, 2019 full year production is expected to be lower than the original 2019 guidance and 2019 costs are anticipated to be higher than originally estimated. The revised 2019 production is as follows:

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/ Day (tpd)
Guanacevi	2.2-2.4	5.5-6.0	2.6-2.9	900-1,200
Bolanitos	0.7-0.9	15.0-17.0	1.9-2.3	1,000-1,200
El Cubo	1.2-1.3	12.0-13.0	2.2-2.3	700-750
El Compas	0.1-0.1	7.0-8.0	0.7-0.7	200 -275
Total	4.2-4.7	39.5-44.0	7.4-8.2	2,800 -3,425

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

Consolidated Operating Costs

Three months ended June 30, 2019 (compared to the three months ended June 30, 2018)

Direct production costs per tonne in Q2, 2019 increased 32% compared with Q2, 2018 due to reduced throughput. The higher production costs per tonne were driven mainly by lower mine output at the Bolañitos and El Cubo operations. Production costs also included higher power costs due to increased electrical rates, mobilization costs for contractors and the expensing of development expenditures due to the estimated reserve life at El Cubo.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased primarily due to higher costs per tonne. All-in sustaining costs (also a non-IFRS measure) which, compared to Q2, 2018, increased 21% to $20.90 per oz in Q2, 2019. This increase in all-in sustaining costs was a result of higher operating costs, offset by lower exploration costs, reduced corporate general and administrative costs and lower capital expenditures at the operation in Q2, 2019 compared to Q2, 2018. Capital expenditures decreased in connection with a reduction in development of the Villalpando ore body at El Cubo.

Six months ended June 30, 2019 (compared to the six months ended June 30, 2018)

Direct production costs per tonne in for the six months ended June 30, 2019 increased 33% compared with the same period in 2018 primarily due to reduced mine output. Higher production costs also included higher power costs due to increased electrical rates, mobilization costs for contractors, severance and the expensing of development expenditures due to the estimated reserve life at El Cubo.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased primarily due to higher costs per tonne. All-in sustaining costs (also a non-IFRS measure) which, compared to Q2, 2018, increased 28% to $20.15 per oz in 2019. This increase in all-in sustaining costs was a result of higher operating costs, exploration costs, corporate general and administrative costs in 2019 compared to the same period in 2018, offset by lower capital expenditures at the operation. Capital expenditures decreased as the development of the Villalpando ore body at El Cubo has been reduced.

A Company-wide review of the four mines at the end of Q1, 2019 identified several deficiencies in the operating performance at each mine-site. As a result, management initiated multiple remedial measures in Q2, 2019 including changes of mine-site management and contractors, changes to shift and contractor supervision, renting used mining equipment and leasing new mining equipment, revising the 2019 mine plans for all four mines, particularly Guanaceví, and reducing the work force. The Company also took immediate actions to cut operating and administrative costs and deferred certain discretionary expenditures.

The immediate goal of these actions is to generate free cash flow at current metal prices during the second half of 2019. Management notes that while the remedial actions started to have a positive impact on the mine operating performance in Q2, and that trend is expected to continue in Q3, the Company incurred significant one-time expenditures (eg. severance payments and down-payments for new mining equipment) and once-annual expenditures (eg. certain Mexico bonuses and profit-sharing) which will impacted the Company’s financial performance in Q2, 2019

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

Guanaceví Operations

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre (km) length of the prolific Santa Cruz vein. Guanaceví provides steady employment to 439 people and engages over 400 contractors. Guanaceví mine production was below plant capacity due to the operational issues mentioned under “Guanaceví Production Results”. The development of two new orebodies, Milache and SCS, is expected to provide sufficient ore and plan flexibility to meet the designed capacity of the plant. Initial production at Milache commenced in October 2018 with 300 tpd expected in 2019 and the SCS portal was collared in late 2018 with 200-300 tpd production expected in H2, 2019.

Production Results for the Three Months and Six Months Ended June 30, 2019 and 2018

Three Months Ended June 30			GUANACEVÍ	Six Months Ended June 30
2019	2018	% Change		2019	2018	% Change
75,591	71,275	6%	Ore tonnes processed	152,148	150 ,246	1%
242	225	8%	Average silver grade (g/ t)	224	224	0%
91.3	90.2	1%	Silver recovery (%)	90.8	88.8	2%
536,966	464,929	15%	Total silver ounces produced	995,110	961,258	4%
534,654	464,464	15%	Payable silver ounces produced	992,340	960,275	3%
0.62	0.67	(7%)	Average gold grade (g/ t)	0.57	0.65	(12%)
90.7	92.7	(2%)	Gold recovery (%)	89.8	91.4	(2%)
1,367	1,423	(4%)	Total gold ounces produced	2,505	2,870	(13%)
1,368	1,422	(4%)	Payable gold ounces produced	2,505	2,867	(13%)
646,326	578,769	12%	Silver equivalent ounces produced(1)	1,195,510	1,190,858	0%
17.37	17.46	(1%)	Cash costs per silver ounce(2)(3)	19.0 7	16.35	17%
24.73	29.03	(15%)	Total production costs per ounce(2)(4)	27.71	29.14	(5%)
24.94	29.24	(15%)	All in sustaining cost per ounce (2)(5)	26.15	25.83	1%
148.84	139.24	7%	Direct production costs per tonne(2)(6)	147.09	129.45	14%
17.01	17.30	(2%)	Silver co-product cash costs(7)	18.42	16.41	12%
1,547	1,322	17%	Gold co-product cash costs(7)	1,618	1,280	26%

(1)	Silver equivalents are calculated using a 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)
The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)
Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)
Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(5)
All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20 & 21.

(6)
Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)
Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Guanaceví Production Results

Three months ended June 30, 2019 (compared to the three months ended June 30, 2018)

Silver production at the Guanaceví mine during Q2, 2019 was 536,966 oz, an increase of 15% compared to 464,929 oz in Q2, 2018, and gold production was 1,367 oz, a decrease of 4% compared to 1,423 oz in Q2, 2018. Plant throughput was 75,591 tonnes at average grades of 242 gpt silver and 0.62 gpt gold, compared to 71,275 tonnes grading 225 gpt silver and 0.67 gpt gold in Q2, 2018.

Six months ended June 30, 2019 (compared to the six months ended June 30, 2018)

Silver production at the Guanaceví mine for the six months ended June 30, 2019 was 995,110 oz, an increase of 4% compared to 961,258 oz for the same period ended in 2018, and gold production was 2,505 oz, a decrease of 13% compared to 2,870 oz. Plant throughput was 152,148 tonnes at average grades of 224 gpt silver and 0.57 gpt gold, compared to 150,246 tonnes grading 224 gpt silver and 0.65 gpt gold for the six months ended June 30, 2018. Slight improved mine output and recoveries increased silver production by 4% compared to the six months ended June 30, 2018, while gold fell 13% due to the lower gold grades mined from the Santa Cruz ore body and slightly lower recoveries.

The production rates at the Milache and SCS orebodies are expected to climb each quarter to their respective capacities by the third quarter, first to fill the plant to its 1,200 tpd capacity and then to steadily displace the higher cost production at Porvenir Norte and Santa Cruz. Throughput was 95% of plan, while silver grades were lower than plan, due to a higher proportion of lower grade ore still being mined from Santa Cruz rather than higher grade ore to come from Milache. Silver grades are expected to improve throughout the year.

Guanaceví Operating Costs

Three months ended June 30, 2019 (compared to the three months ended June 30, 2018)

Direct production costs per tonne for the three months ended June 30, 2019 rose 7% compared with the similar period of 2018 as a result of severance and the increased training costs offset by slightly higher throughput. Cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) were slightly lower due to the higher silver grades per tonne. Similarly, all-in sustaining costs (also a non-IFRS measure) which, compared to the similar period in 2018, fell 15% to $24.73 per oz for the three months ended June 30, 2019. The decrease in cash costs translated to all in sustaining costs, while lower exploration, capital expenditures and administration costs contributed to the additional decrease in costs compared to the same period in 2018.

Six months ended June 30, 2019 (compared to the six months ended June 30, 2018)

Direct production costs per tonne for the six months ended June 30, 2019 rose 14% compared with the similar period of 2018 as a result of investment into training, severance, higher power costs and additional pumping costs. The higher costs per tonne with lower gold grade ore resulted in 17% higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). All-in sustaining costs (also a non-IFRS measure) which, compared to the similar period in 2018, was nearly flat, up 1% to $26.15 per oz for the six months ended June 30, 2019. The rise in cash costs was offset by lower capital expenditures, exploration and administration costs compared to the same period in 2018.

Productivity gains are expected as the mine enters new ore bodies. Initial production from SCS and increased output from high grade Milache ore-body in the second half of 2019 is expected to offset reduced output from the high cost Santa Cruz ore body in the second half of 2019. Management expects to attain 1200 tpd output in the second half of the year, improving operating costs per unit. Subsequent to June 30, 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso properties from Ocampo Mining SA de CV (“Ocampo”), a subsidiary of Grupo Frisco. The Company has agreed to meet certain minimum production targets from the properties subject to various terms and conditions and pay Ocampo a fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price. Both properties cover possible extensions of the Guanaceví orebodies.

The acquired El Porvenir concession sits adjacent to the operating Porvenir Norte mine and covers 15 hectares including the projected extension of the Porvenir Norte orebody. The Company had a similar exploration and exploitation right on this property between 2006 and 2008, during which time the Company conducted exploration drilling and small scale mining. Previously estimated resources remain available for development and production at higher silver prices.

The acquired El Curso property lies adjacent to the now closed Porvenir Cuatro mine and covers 40 hectares including the possible northwest extension of the Porvenir Cuatro orebody. Porvenir Cuatro was previously Guanaceví’s highest grade mine in the district, while mining ended in 2018 at the boundary with the El Curso property. The current mine access ramp from Porvenir Cuatro to Milache crosses the entire El Curso property so Endeavour has existing underground access and infrastructure to facilitate the exploration, development and production of El Curso.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

Bolañitos Operations

The Bolañitos operation encompasses three undergound silver-gold mines and a flotation plant. Bolañitos provides steady employment for over 350 people and engages over 200 contractors.

Production Results for the Three Months and Six Months Ended June 30, 2019 and 2018

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2019	2018	% Change		2019	2018	% Change
76,386	108,495	(30%)	Ore tonnes processed	163,020	223,509	(27%)
78	91	(14%)	Average silver grade (g/ t)	82	88	(7%)
89.7	78.3	15%	Silver recovery (%)	85.6	79.7	7%
171,891	248,591	(31%)	Total silver ounces produced	367,901	504,032	(27%)
166,191	241,215	(31%)	Payable silver ounces produced	355,226	489,081	(27%)
1.49	1.82	(18%)	Average gold grade (g/ t)	1.67	1.86	(10%)
82.9	82.3	1%	Gold recovery (%)	85.3	83.3	2%
3,035	5,222	(42%)	Total gold ounces produced	7,465	11,129	(33%)
2,949	5,103	(42%)	Payable gold ounces produced	7,251	10 ,879	(33%)
414,691	666,351	(38%)	Silver equivalent ounces produced(1)	965,101	1,394,352	(31%)
11.56	2.87	(303%)	Cash costs per silver ounce(2)(3)	6.70	0.01	(65,436%)
16.06	4.09	(293%)	Total production costs per ounce(2)(4)	11.83	1.30	(811%)
22.64	12.84	76%	All in sustaining cost per ounce (2)(5)	19.30	8.46	128%
79.90	65.74	22%	Direct production costs per tonne(2)(6)	75.10	63.23	19%
13.63	11.01	24%	Silver co-product cash costs(7)	11.96	10.30	16%
1239	842	47%	Gold co-product cash costs(7)	1051	803	31%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)
The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, September 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)
Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)
Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(5)
All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20 & 21.

(6)
Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)
Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

Bolañitos Production Results

Three months ended June 30, 2019 (compared to the three months ended June 30, 2018)

Silver production at the Bolañitos mine was 171,891 oz in Q2, 2019, a decrease of 31% compared to 248,591 oz in Q2, 2018, and gold production was 3,035 oz in Q2, 2019, a decrease of 42% compared to 5,222 oz in Q2, 2018. Plant throughput in Q2, 2019 was 76,386 tonnes at average grades of 78 gpt silver and 1.49 gpt gold, compared to 108,495 tonnes grading 91 gpt silver and 1.82 gpt gold in Q2, 2018. The mine output was lower due to low equipment availability and higher than estimated arsenic content (still low in the ore but sufficient to penalize the concentrate net returns) within a specific level of the orebodies, which required the mine plan to be re-sequenced to allow sufficient low arsenic ore to be blended with higher arsenic ore.

Six months ended June 30, 2019 (compared to the six months ended June 30, 2018)

Silver production at the Bolañitos mine was 367,901 oz for the six months ended June 30, 2019, a decrease of 27% compared to 504,032 oz for the same period ended in 2018, and gold production was 7,465 oz for the six months ended June 30 2019, a decrease of 33% compared to 11,129 oz for the same period ended in 2018. Plant throughput was 163,020 tonnes at average grades of 82 gpt silver and 1.67 gpt gold, compared to 223,509 tonnes grading 88 gpt silver and 1.86 gpt gold for the same period in 2018. The mine output was lower due to due to low equipment availability and higher than estimated arsenic content (still low in the ore but sufficient to penalize the concentrate net returns) within a specific level of the orebodies, which required the mine plan to be re-sequenced to allow sufficient low arsenic ore to be blended with higher arsenic ore.

New equipment was purchased or rented in June and the El Compas Operations Manager has been reassigned to Bolañitos. Management expects the mining rates should revert to plan in the second half of the year.

Bolañitos Operating Costs

Three months ended June 30, 2019 (compared to the three months ended June 30, 2018)

Direct production costs per tonne in Q2, 2019 increased 22% to $79.90 per tonne due to decreased mine output, and increased labour costs. The higher cost per tonne was compounded by lower ore grades resulting in higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $11.56 per oz of payable silver in Q2, 2019 compared to $2.87 per oz in Q2, 2018. Similarly, all-in sustaining costs (also a non-IFRS measure) increased in Q2, 2019 to $22.64 per oz attributed to the higher operating costs and the purchase of new mobile equipment.

Six months ended June 30, 2019 (compared to the six months ended June 30, 2018)

Direct production costs per tonne for the six months ended June 30, 2019 increased 19% to $75.10 per tonne primarily due to the decreased mine output. The higher cost per tonne was compounded by lower gold grades resulting in higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $6.70 per oz of payable silver for the six months ended June 30 2019 compared to $0.01 per oz during the same period in 2018. Similarly, all-in sustaining costs (also a non-IFRS measure) increased for the six months ended June 30, 2019 to $19.30 per oz attributed to higher operating costs and higher capital expenditures offset by slightly lower administrative expenditures. The Company is investing into the LL-Asuncion and Plateros ore bodies to extend the life of the operations. The higher capital expenditures included the purchase of new equipment to improve availability and mine output going forward.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

El Cubo Operations

The El Cubo operation includes two operating underground silver-gold mines and a flotation plant. El Cubo currently employs over 350 people and engages 200 contractors.

Production Results for the Three Months and Six Months Ended June 30, 2019 and 2018

Three Months Ended June 30			EL CUBO	Six Months Ended June 30
2019	2018	% Change		2019	2018	% Change
64,421	134,535	(52%)	Ore tonnes processed	143,959	266,219	(46%)
178	171	4%	Average silver grade (g/ t)	181	168	8%
88.6	86.8	2%	Silver recovery (%)	88.4	86.3	2%
326,458	642,375	(49%)	Total silver ounces produced	740,441	1,241,445	(40%)
315,752	623,165	(49%)	Payable silver ounces produced	716,205	1,204,344	(41%)
1.63	1.92	(15%)	Average gold grade (g/ t)	1.75	1.78	(2%)
86.4	84.6	2%	Gold recovery (%)	87.2	84.6	3%
2,918	7,029	(58%)	Total gold ounces produced	7,063	12,883	(45%)
2,849	6,871	(59%)	Payable gold ounces produced	6,884	12,594	(45%)
559,898	1,204,695	(54%)	Silver equivalent ounces produced(1)	1,305,481	2,272,085	(43%)
9.63	2.09	360%	Cash costs per silver ounce(2)(3)	8.56	2.50	243%
15.01	6.85	119%	Total production costs per ounce(2)(4)	13.82	7.35	88%
11.47	10.08	14%	All in sustaining cost per ounce (2)(5)	11.48	10.63	8%
10 7.0 9	75.13	43%	Direct production costs per tonne(2)(6)	106.31	73.00	46%
11.66	8.57	36%	Silver co-product cash costs(7)	11.24	8.65	30%
1,060	655	62%	Gold co-product cash costs(7)	988	675	46%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)
The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)
Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)
Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 19 & 20.

(5)
All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20 & 21.

(6)
Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)
Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

El Cubo Production Results

Three months ended June 30, 2019 (compared to the three months ended June 30, 2018)

Silver production at the El Cubo mine was 326,458 oz in Q2, 2019, a decrease of 49% compared to 642,375 oz in Q2, 2018, and gold production was 2,918 oz in Q2, 2019, a decrease of 58% compared to 7,029 oz in Q2, 2018. Plant throughput in Q2, 2019 was 64,421 tonnes at average grades of 178 gpt silver and 1.63 gpt gold, compared to 134,535 tonnes grading 171 gpt silver and 1.92 gpt gold in Q2, 2018. Mine output decreased as planned, silver grades were slightly higher in Q2, 2019 compared to Q2, 2018, which offset the sharp decrease in silver production in Q2, 2019 compared to Q2, 2018, while gold grade fell (as planned) resulting in 58% drop in gold production.

Six months ended June 30, 2019 (compared to the six months ended June 30, 2018)

Silver production at the El Cubo mine was 740,441 oz for the six months ended June 30, 2019, a decrease of 40% compared to 1,241,445 oz for the same period in 2018, and gold production was 7,063 oz for the six months ended June 30, 2019, a decrease of 45% compared to 12,883 oz for the same period in 2018. Plant throughput in 2019 was 143,959 tonnes at average grades of 181 gpt silver and 1.75 gpt gold, compared to 266,219 tonnes grading 168 gpt silver and 1.78 gpt gold for the same period in 2018. Mine output decreased as planned with slight variations in ore grades.

At El Cubo, exploration in 2018 did not replace the depleted reserves, so the Company has reduced the planned production rate in 2019 to approximately half its 1,500 tonne per day capacity. The lower production rate results in higher operating costs. Accordingly, the Company has laid off staff to reflect the lower production rate in 2019.

El Cubo Operating Costs

Three months ended June 30, 2019 (compared to the three months ended June 30, 2018)

Direct production costs increased to $107.09 per tonne in Q2, 2019 a 43% increase from Q2, 2018 due to reduced mine output and development being expensed to current operating expenses due to estimated remaining reserves. The reduced output was compounded by lower grade material, resulting in cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increasing in Q2, 2019 to $9.63 per oz of payable silver compared to $2.09 per oz in Q2, 2018. All-in sustaining costs increased 14% to $11.47 per oz in Q2, 2019 compared to $10.08 per oz in Q2, 2018. The higher all-in sustaining costs was a result of the higher operating costs per unit offset by reduced capital expenditures on the development of the Villalpando ore body.

Six months ended June 30, 2019 (compared to the six months ended June 30, 2018)

Direct production costs increased to $106.31 per tonne for the six months ended June 30, 2019 a 46% increase from the same period in 2018 due to reduced mine output and development being expensed to current operating expenses due to estimated remaining reserves. Cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increased for the six months ended June 30, 2019 to $8.56 per oz of payable silver compared to $2.50 per oz during the same period in 2018. All-in sustaining costs increased 8% to $11.48 per oz in 2019 compared to $10.63 per oz for the same period in 2018. The slight increase of all-in sustaining costs was a result of the higher operating costs per unit offset by reduced capital expenditures on the development of the Villalpando ore body.

El Compas Operations

The El Compas project is a small but high grade, permitted gold-silver mine and a small leased flotation plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources and scale up production. There is also potential for the Company to acquire other properties in the area to consolidate resources and exploration targets in the district.

El Compas currently employs over 100 people and engages 195 contractors, and achieved commercial production during the Q1, 2019.

As a result of the modified mine plan, plant design and the delay in receiving the explosives permit, the total start up CAPEX was revised upwards to $11.3 million compared to the previous $10.0 million cost estimated in the El Compas PEA. However, the operational benefits of the modified plant design and increased mining rate should improve the overall economics of the project. As of March 31, 2019, the Company had incurred $17.0 million in capital expenditures to commercial production. Engineering changes to the development of the El Compas project, including the expansion of the tailings facility, additional support infrastructure and buildings and the delay in commercial production increased the cost to develop the El Compas project compared to the PEA.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

Production Results for the Three Months and Six Months Ended June 30, 2019 and 2018

Three Months Ended June 30			El Compas	Six Months Ended June 30
2019	2018	% Change		2019	2018	2018
21,242	NA	NA	Ore tonnes processed	25,032	NA	NA
72	NA	NA	Average silver grade (g/ t)	70	NA	NA
48.8	NA	NA	Silver recovery (%)	48.3	NA	NA
24,007	NA	NA	Total silver ounces produced	27,225	NA	NA
22,999	NA	NA	Payable silver ounces produced	26,040	NA	NA
4.35	NA	NA	Average gold grade (g/ t)	4.24	NA	NA
75.3	NA	NA	Gold recovery (%)	75.6	NA	NA
2,238	NA	NA	Total gold ounces produced	2,580	NA	NA
2,166	NA	NA	Payable gold ounces produced	2,501	NA	NA
20 3,047	NA	NA	Silver equivalent ounces produced(1)	233,625	NA	NA
(1.52)	NA	NA	Cash costs per silver ounce(2)(3)	(2.00)	NA	NA
136.66	NA	NA	Total production costs per ounce(2)(4)	126.92	NA	NA
43.62	NA	NA	All in sustaining cost per ounce (2)(5)	41.71	NA	NA
138.03	NA	NA	Direct production costs per tonne(2)(6)	133.79	NA	NA
12.89	NA	NA	Silver co-product cash costs(7)	13.19	NA	NA
1,172	NA	NA	Gold co-product cash costs(7)	1,159	NA	NA

(1)	Silver equivalents are calculated using an 80:1 ratio.
(2)	The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)	Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)	Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 19 & 20.

(5)	All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20 & 21.

(6)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)	Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22.

El Compas has a nominal plant capacity of 250 tonnes per day (tpd) targeting recovery rates of 83% gold and 50% silver. The plant recommenced operations mid-February and processed a total of 11,200 tonnes from February 11 to commercial production. Commercial production was declared March 15, 2019 with plant throughput of 3,790 tonnes at average grades of 61 gpt silver and 3.66 gpt gold during Q1, 2019. Higher mine dilution than plan has impacted processed grades which resulted in replacement of the mining contractor at the end of the first quarter.

El Compas Production Results

Six months ended June 30, 2019

Silver production at the El Compas mine was 25,032 oz and gold production was 2,580 oz in Q2, 2019. Plant throughput in Q2, 2019 was 21,242 tonnes at average grades of 72 gpt silver and 4.35 gpt gold. At El Compas, production increased compared to Q1, 2019 due to higher throughput, grades and silver recovery in the first full quarter of commercial production. Throughput was 93% of plan, while gold grade exceeded plan, silver grade was lower than plan and both gold and silver recoveries were below plan. Both throughput and silver grade are expected to rise in Q3, 2019 and work continues to reach targeted recoveries.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

El Compas Operating Costs

Six months ended June 30, 2019

Direct production costs were $133.79 per tonne in Q2, 2019, the first full quarter of production, which includes $549,000 in cash cost from a stockpile inventory write down at the end of the six-month period. Excluding the stockpile inventory write down, costs per tonne are consistent with management’s 2017 assessment estimating $110 per tonne. Cash costs, (a standard of the Silver Institute) was negative $2.00 per oz of payable silver in Q2, 2019. All-in sustaining costs of $41.71 per oz in Q2, 2019, were higher than planned due to mine development and the inclusion of write down of stockpile inventory.

Development Activities

Terronera Project

The Terronera project features a newly discovered high grade silver-gold mineralized zone in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and still open along strike to the southeast and down dip. In April 2017, the Company updated its NI 43-101 Mineral Resource and Reserve Estimates and completed an initial Pre-Feasibility Study (“2017 PFS”) for the Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico.

In August 2018, the Company completed an updated Pre-Feasibility Study (“2018 PFS”) for its Terronera mine project, including an updated Mineral Resource and Reserve Estimate. The updated Terronera Mineral Resource and Reserve Estimates that formed the basis for the updated 2018 PFS reflect significantly higher tonnes, grades and contained silver, gold and silver equivalent ounces in each category due to positive exploration drill results in 2017 and the inclusion of the high grade La Luz vein, compared to the previous estimates that were the basis for the 2017 PFS. As a result, the 2018 PFS shows significantly higher revenues, EBITDA, free cash flow, mine life and NPV with significantly lower cash costs and all-in sustaining costs per silver oz. The 2018 PFS projects higher annual gold production and slightly lower annual silver production for the same annual silver equivalent production, generating a higher internal rate of return at a moderately lower daily throughput, slightly higher capital investment and lower silver price compared to the 2017 PFS.

Subject to completing certain additional optimization work on the 2018 PFS and finalizing appropriate funding management intends to seek approval from the Company’s board of directors to commence development of the Terronera mine and related facilities. The final permit to commence construction was received during the quarter.

There are a number of recommended activities in the 2018 PFS that Endeavour plans to pursue in order to further optimize the project and improve the economics, including:

•	Continue exploration drilling on the Terronera vein and other nearby veins to expand resources and extend mine life
•	Continue investigating crushing alternatives to provide the lowest cost energy requirement
•	Optimizing the grinding circuits to produce an increased particle size
•	Continue evaluating power alternatives to reduce capital costs
•	Expand the tailings storage facility to incorporate a longer mine life

Management continues to advance the recommended activities including incorporating the 2018 drill results into the mineral reserves and resources and mine plan. The 2018 drilling resulted in upgrading 850,000 tonnes of inferred resources to reserves that extend the mine life.

The Company plans to complete a final optimized prefeasibility study for Terronera in the third quarter and arrange appropriate funding to development the project.

Exploration Results

In 2019, the Company initially planned to drill 30,000 metres incurring $9.8 million on brownfields and greenfields exploration and development engineering across its portfolio of properties. At the four existing mines, 18,500 metres of core drilling were planned at a cost of $3.1 million. For the exploration and development projects, expenditures of $5.7 million are planned to fund 11,500 metres of core drilling and advance engineering studies at Terronera and Parral, for which the Company recently published an updated NI 43-101 resource estimates, and drilling of three new projects in Chile. Another $1 million will be allocated to projects on an as-needed basis during the year.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

At Guanaceví, a total of 11 underground drill holes were completed of which seven holes intersected high grades over mineable widths to extend the three orebodies outside of the current mine plans. As discussed on page 9 the Company acquired a 10 year right to explore and exploit on two properties adjacent to previous mines. Exploration is expected to commence in the coming months.

At Bolañitos, a total of 29 holes were drilled to date testing extensions of current workings. Drilling intersected high grades over mineable widths in the Plateros and San Miguel veins which are expected to extend the mine life.

At Parral, a total of 14 holes were drilled totaling 2.9 kilometres. Drilling been focused on the Sierra plata area of the Veta Colorada, intersecting mineralized zones. Assays are pending. The Company has commenced economic evaluation of the Parral properties which is expected in Q4, 2019.

Consolidated Financial Results

Three months ended June 30, 2019 (compared to the three months ended June 30, 2018)

In Q2, 2019, the Company’s mine operating loss was $6.1 million (Q2, 2018: mine operating earnings of $4.6 million) on sales of $29.4 million (Q2, 2018: $38.8 million) with cost of sales of $35.5 million (Q2, 2018: $34.1 million).

In Q2, 2019, the Company had an operating loss of $11.3 million (Q2, 2018: $3.0 million) after exploration costs of $3.2 million (Q2, 2018: $4.4 million) and general and administrative costs of $2.0 million (Q2, 2018: $3.2 million).

The loss before taxes in Q2, 2019 was $10.8 million (Q2, 2018: $6.1 million) after finance costs of $0.1 million (Q2, 2018: $0.1 million) and a foreign exchange gain of $0.6 million (Q2, 2018: foreign exchange loss of $3.1 million). The Q2, 2018 loss included $0.1 million of investment and other income which was $nil in Q2, 2019. The Company realized a net loss for the period of $10.1 million (Q2, 2018: $5.7 million) after an income tax recovery of $0.7 million (Q2, 2018: income tax recovery of $0.4 million).

Sales of $29.4 million in Q2, 2019 represented a 24% decrease over the $38.8 million for the same period in 2018. There was a 13% decrease in silver ounces sold, a 10% decrease in the realized silver price resulting in a 22% decrease in silver sales. There was a 32% decrease in gold ounces sold with a 7% increase in realized gold prices resulting in a 27% decrease in gold sales. During the period, the Company sold 1,100,065 oz silver and 9,416 oz gold, for realized prices of $15.02 and $1,366 per oz respectively, compared to sales of 1,258,617 oz silver and 13,800 oz gold, for realized prices of $16.76 and $1,281 per oz, respectively, in the same period of 2018. The realized price of silver was within 1% and gold was within 5% of average silver and gold spot prices during the period of $14.88 and $1,309, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver and gold inventory to 118,121 oz and 1,903 oz, respectively at June 30, 2019 compared to 178,590 oz silver and 1,986 oz gold at March 31, 2019. The cost allocated to these finished goods was $4.3 million at June 30, 2019, compared to $4.3 million at March 31, 2019. At June 30, 2019, the finished goods inventory fair market value was $4.5 million, compared to the fair value of $5.3 million at March 31, 2019.

Cost of sales for Q2, 2019 was $35.5 million, an increase of 4% over the cost of sales of $34.1 million for the same period of 2018. The 4% increase in cost of sales included higher power costs as a result of increased usage and electrical rates, mobilization costs for contractors, the expensing of development expenditures due to the estimated reserve life at El Cubo and the first quarter of commercial production at the El Compas operation.

Exploration expenses decreased in Q2, 2019 to $3.2 million from $4.4 million for the same period of 2018 primarily due to reduced drilling activities for 2019 offset by increased engineering and evaluation studies at the Terronera and Parral projects. General and administrative expenses decreased by 38% to $2.0 million in Q2, 2019 compared to $3.2 million for the same period of 2018, primarily due to decreased costs for director’s deferred share units, which are marked-to-market at each period end, a reduction of executive salaries and an overall effort to reduce costs in 2019 compared to 2018.

The Company experienced a foreign exchange gain of $0.6 million in Q2, 2019 compared to a loss of $3.1 million in Q2, 2018.

There was an income tax recovery of $0.7 million in Q2, 2019 compared to a recovery of $0.4 million in Q2, 2018. The $0.7 million tax recovery is comprised of $0.2 million in current income tax expense (Q2, 2018: $2.0 million) and $0.9 million in deferred income tax recovery (Q2, 2018: $2.4 million). The deferred income tax recovery of $0.9 million is a result of the recognition of losses generated at the Bolañitos operation for tax purposes, offset by the amortization of timing differences.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

Six months ended June 30, 2019 (compared to the six months ended June 30, 2018)

For the six month period ended June 30, 2019, the Company’s mine operating loss was $11.9 million (Q2, 2018: mine operating earnings of $7.9 million) on sales of $58.5 million (Q2, 2018: $79.1 million) with cost of sales of $70.4 million (Q2, 2018: $71.2 million).

The Company had an operating loss of $23.5 million (Q2, 2018: $4.1 million) after exploration costs of $5.5 million (Q2, 2018: $6.5 million), general and administrative costs of $5.0 million (Q2, 2018: $5.5 million) and severance costs of $1.1 million (Q2, 2018: Nil).

The loss before taxes was $23.7 million (Q2, 2018: $4.9 million) after finance costs of $0.2 million (Q2, 2018: $0.1 million), a foreign exchange gain of $0.2 million (Q2, 2018: foreign exchange loss of $0.9 million), and investment and other expense of $0.2 million (Q2, 2018: income of $0.2 million) and a write down of El Compas inventory prior to commercial production. The Company realized a net loss for the period of $23.4 million (Q2, 2018: $3.3 million) after an income tax recovery of $0.3 million (Q2, 2018: income tax recovery of $1.6 million).

Sales of $58.5 million for the six month ended June 30, 2019 represented a 26% decrease over the $79.1 million for the same period in 2018. There was a 19% decrease in silver ounces sold, a 9% decrease in the realized silver price resulting in a 26% decrease in silver sales. There was a 28% decrease in gold ounces sold with a 3% increase in realized gold prices resulting in a 26% decrease in gold sales. During the period, the Company sold 2,169,450 oz silver and 18,975 oz gold, for realized prices of $15.25 and $1340 per oz respectively, compared to sales of 2,664,760 oz silver and 26,474 oz gold, for realized prices of $16.72 and $1304 per oz, respectively, in the same period of 2018. The realized price of silver was within 1% and gold was within 3% of average silver and gold spot prices during the period of $15.23 and $1,306, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver and gold inventory to 118,121 oz and 1,903 oz, respectively at June 30, 2019 compared to 199,897 oz silver and 1,956 oz gold at December 31, 2018. The cost allocated to these finished goods was $4.3 million at June 30, 2019, compared to $4.4 million at December 31, 2018. At June 30, 2019, the finished goods inventory fair market value was $4.5 million, compared to the fair value of $5.6 million at December 31, 2018.

Cost of sales for the first half of 2019 was $70.4 million, a decrease of 1% over the cost of sales of $71.2 million for the same period of 2018. The 1% decrease in cost of sales is a result of lower consolidated production offset by higher power costs as a result of higher electrical rates, mobilization costs for contractors, severance and the expensing of development expenditures due to the estimated reserve life at El Cubo.

Exploration expenses decreased to $5.5 million from $6.5 million for the same period of 2018 primarily due to planned timing of drilling activities for 2019. General and administrative expenses decreased by 9% to $5.0 million compared to $5.5 million for the same period of 2018, primarily due to decreased costs for director’s deferred share units, which are marked-to-market at each period end and an initiative to reduce costs, including a reduction in executive salaries. The Company recognized $1.1 million in severance costs at the El Cubo mine for layoffs due to the reduced activity planned for 2019. Other expenses were $0.2 million compared to other income of $0.2 million at Q2, 2018, with the difference primarily due to $0.4 million in costs recognized at El Compas for costs incurred during the pre-commercial production period that are not directly attributable to testing of the plant.

The Company experienced a foreign exchange gain of $0.2 million in the first half of 2019 compared to a loss of $0.9 million for the six months ended June 30, 2018. For the six months of 2019, the Mexican peso and Canadian Dollar remained relatively flat against the U.S. Dollar.

There is an income tax recovery of $0.3 million compared to a recovery of $1.6 million in the same period of 2018. The $0.3 million tax recovery is comprised of $0.9 million in current income tax expense (2018: $2.6 million) and $1.2 million in deferred income tax recovery (2018: $4.2 million). The deferred income tax recovery of $1.2 million is a result of the recognition of losses generated at the Bolañitos operation for tax purposes, offset by the amortization of timing differences.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Mine operating earnings	($6,105)	$4,616	($11,856)	$7,891
Share-based compensation	53	(130)	108	(93)
Amortization and depletion	7,149	7,855	14,265	17,614
Write down of inventory to net realizable value	1,507	2,527	4,719	3,282
Mine operating cash flow before taxes	$2,604	$14,868	$7,236	$28,694

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Cash from operating activities	($136)	$4,299	($8,970)	$12,318
Net changes in non-cash working capital	824	661	(5,880)	(2,875)
Operating cash flow before working capital adjustments	($960)	$3,638	($3,090)	$15,193

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
except for share numbers and per share amounts	2019	2018	2019	2018
Operating cash flow before working capital adjustments	($960)	$3,638	($3,090)	$15,193
Basic weighted average shares outstanding	132,158,891	127,570,254	131,779,448	127,529,558
Operating cash flow before working capital changes per share	($0.01)	$0.03	($0.02)	$0.12

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Net earnings (loss) for the period	($10,123)	($5,651)	($23,401)	($3,326)
Depreciation and depletion – cost of sales	7,149	7,855	14,265	17,614
Depreciation and depletion – exploration	82	24	120	47
Depreciation and depletion – general & administration	83	60	156	115
Depreciation and depletion – write down of inventory to net realizable value	644	835	1,643	1,127
Finance costs	103	49	195	98
Current income tax expense	184	1,965	882	2,653
Deferred income tax expense (recovery)	(823)	(2,415)	(1,173)	(4,201)
Earnings before interest, taxes, depletion and amortization	($2,701)	$2,722	($7,313)	$14,127
Share based compensation	851	777	1,850	1,193
Adjusted earnings before interest, taxes depletion and amortization	($1,850)	$3,499	($5,463)	$15,320

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended June 30, 2019					Three Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$11,105	$7,086	$6,465	$1,786	$26,442	$6,914	$7,149	$9,657	$ -	$23,720
Royalties	209	47	40	40	336	290	(210)	97	-	177
Special mining duty (1)	-	(10)	26	-	16	-	466	482	-	948
Opening finished goods	(1,488)	(1,272)	(171)	(336)	(3,267)	(1,100)	(612)	(658)	-	(2,370)
Finished goods NRV adjustment	439	-	-	570	1,009	1,692	-	-	-	1,692
Closing finished goods	986	252	539	872	2,649	2,128	339	530	-	2,997
Direct production costs	11,251	6,103	6,899	2,932	27,185	9,924	7,132	10,108	-	27,164
By-product gold sales	(1,990)	(5,380)	(3,766)	(1,727)	(12,863)	(1,882)	(7,052)	(8,741)	-	(17,675)
Opening gold inventory fair market value	373	1,447	317	434	2,571	400	921	661	-	1,982
Closing gold inventory fair market value	(348)	(249)	(410)	(1,674)	(2,681)	(331)	(309)	(725)	-	(1,365)
Cash costs net of by-product	9,286	1,921	3,040	(35)	14,212	8,111	692	1,303	-	10,106
Amortization and depletion	3,927	949	1,598	675	7,149	4,449	348	3,058	-	7,855
Share-based compensation	8	9	9	27	53	(44)	(43)	(43)	-	(130)
Opening finished goods depletion	(622)	(254)	(48)	(144)	(1,068)	(898)	(23)	(231)	-	(1,152)
NRV cost adjustment	212	-	-	1,604	1,816	835	-	-	-	835
Closing finished goods depletion	413	44	140	1,016	1,613	1,032	12	179	-	1,223
Total production costs	$13,224	$2,669	$4,739	$3,143	$23,775	$13,485	$986	$4,266	$ -	$18,737

	Three Months Ended June 30, 2019					Three Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	75,591	76,386	64,421	21,242	237,640	71,275	108,495	134,535	-	314,305
Payable silver ounces	534,654	166,191	315,752	22,999	1,039,596	464,464	241,215	623,165	-	1,328,844

Cash costs per ounce	$17.37	$11.56	$9.63	($1.52)	$13.67	$17.46	$2.87	$2.09	$ -	$7.61
Total production costs per oz	$24.73	$16.06	$15.01	136.66	22.87	$29.03	$4.09	$6.85	-	$14.10
Direct production costs per tonne	$148.84	$79.90	$107.09	$138.03	$114.40	$139.24	$65.74	$75.13	$ -	$86.43

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

Expressed in thousands US dollars	Six Months Ended June 30, 2019					Six Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$20,518	$13,361	$14,971	$1,786	$50,636	$17,516	$13,549	$18,461	$ -	$49,526
Royalties	429	87	97	40	653	593	110	172	-	875
Special mining duty (1)	-	-	200	-	200	-	520	657	-	1,177
Opening finished goods	(1,247)	(1,457)	(502)	-	(3,206)	(2,942)	(385)	(387)	-	(3,714)
Finished goods NRV adjustment	1,694	-	-	651	2,345	2,155	-	-	-	2,155
Closing finished goods	986	252	539	872	2,649	2,128	339	530	-	2,997
Direct production costs	22,380	12,243	15,305	3,349	53,277	19,450	14,133	19,433	-	53,016
By-product gold sales	(3,384)	(10,955)	(9,366)	(1,727)	(25,432)	(4,048)	(14,500)	(15,979)	-	(34,527)
Opening gold inventory fair market value	279	1,341	604	-	2,224	631	681	278	-	1,590
Closing gold inventory fair market value	(348)	(249)	(410)	(1,674)	(2,681)	(331)	(309)	(725)	-	(1,365)
Cash costs net of by-product	18,927	2,380	6,133	(52)	27,388	15,702	5	3,007	-	18,714
Amortization and depletion	7,989	1,816	3,785	675	14,265	11,248	657	5,709	-	17,614
Share-based compensation	27	27	27	27	108	(31)	(31)	(31)	-	(93)
Opening finished goods depletion	(597)	(64)	(186)	-	(847)	(1,096)	(8)	(8)	-	(1,112)
NRV cost adjustment	736	-	-	1,639	2,375	1,127	-	-	-	1,127
Closing finished goods depletion	413	44	140	1,016	1,613	1,032	12	179	-	1,223
Total production costs	$27,495	$4,203	$9,899	$3,305	$44,902	$27,982	$635	$8,856	$ -	$37,473

	Six Months Ended June 30, 2019					Six Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	152,148	163,020	143,959	25,032	484,159	150,246	223,509	266,219	-	639,974
Payable silver ounces	992,340	355,226	716,205	26,040	2,089,811	960,275	489,081	1,204,344	-	2,653,700

Cash costs per ounce	$19.07	$6.70	$8.56	($2.00)	$13.11	$16.35	$0.01	$2.50	-	$7.05
Total production costs per oz	$27.71	$11.83	$13.82	$126.92	21.49	$29.14	$1.30	$7.35	-	$14.12
Direct production costs per tonne	$147.09	$75.10	$106.31	$133.79	$110.04	$129.45	$63.23	$73.00	-	$82.84

Expressed in thousands US dollars	Six Months Ended June 30, 2019					Six Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Closing finished goods	986	252	539	872	2,649	2,128	339	530	-	2,997
Closing finished goods depletion	413	44	140	1,016	1,613	1,032	12	179	-	1,223
Finished goods inventory	$1,399	$296	$679	$1,888	$4,262	$3,160	$351	$709	$ -	$4,220

(1)	Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in the Company’s consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

Expressed in thousands US dollars	Three Months Ended June 30, 2019					Three Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Cash costs net of by-product	$9,286	$1,921	$3,040	($35)	$14,212	$8,111	$692	$1,303	-	$10,106
Operations stock based compensation	9	9	9	27	54	(44)	(43)	(43)	-	(130)
Corporate general and administrative	478	262	352	183	1,275	562	631	1,134	-	2,326
Corporate stock based compensation	233	144	195	77	650	202	229	394	-	825
Reclamation - amortization/ accretion	14	11	25	2	52	11	8	18	-	37
Mine site expensed exploration	233	189	44	96	562	307	273	231	-	811
Capital expenditures sustaining	3,082	1,226	(43)	653	4,918	4,433	1,308	3,247	-	8,988
All In Sustaining Costs	$13,336	$3,762	$3,622	$1,003	$21,723	$13,582	$3,098	$6,284	$-	$22,963
Growth exploration					2,367					3,513
Growth capital expenditures					823					2,784
All In Costs					$24,913					$29,260

	Three Months Ended June 30, 2019					Three Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	75,591	76,386	64,421	21,242	237,640	71,275	108,495	134,535	-	314,305
Payable silver ounces	534,654	166,191	315,752	22,999	1,039,596	464,464	241,215	623,165	-	1,328,844
Silver equivalent production (ounces)	646,326	414,691	559,898	203,047	1,823,962	578,769	666,351	1,204,695	-	2,449,815

Sustaining cost per ounce	$24.94	$22.64	$11.47	$43.62	20.90	$29.23	$12.84	$10.08	-	$17.28
All In costs per ounce					23.96					$22.02

Expressed in thousands US dollars	Six Months Ended June 30, 2019					Six Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Cash costs net of by-product	$18,927	$2,380	$6,133	($52)	$27,388	$15,702	$5	$3,007	-	$18,714
Operations stock based compensation	27	27	27	27	108	(31)	(31)	(31)	-	(93)
Corporate general and administrative	1,119	904	1,222	219	3,464	1,058	1,204	1,985	-	4,246
Corporate stock based compensation	462	373	505	90	1,431	291	331	546	-	1,168
Reclamation - amortization/ accretion	27	22	50	5	104	22	16	37	-	75
Mine site expensed exploration	365	425	242	144	1,176	334	378	441	-	1,153
Capital expenditures sustaining	5,024	2,724	42	653	8,443	7,424	2,236	6,820	-	16,480
All In Sustaining Costs	$25,952	$6,855	$8,221	$1,086	$42,114	$24,800	$4,139	$12,805	$-	$41,743
Growth exploration					3,933					5,135
Growth capital expenditures					1,424					6,257
All In Costs					$47,471					$53,135

	Six Months Ended June 30, 2019					Six Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	152,148	163,020	143,959	25,032	484,159	150,246	223,509	266,219	-	639,974
Payable silver ounces	992,340	355,226	716,205	26,040	2,089,811	960,275	489,081	1,204,344	-	2,653,700
Silver equivalent production (ounces)	1,195,510	965,101	1,305,481	233,625	3,699,717	1,190,858	1,394,352	2,272,085	-	4,857,295

Sustaining cost per ounce	$26.15	$19.30	$11.48	$41.71	$20.15	$25.82	$8.46	$10.63	-	$15.73
All In costs per ounce					$22.72					$20.02

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Capital expenditures sustaining	$4,918	$8,988	$8,443	$16,480
Growth capital expenditures	823	2,784	1,424	6,257
Property, plant and equipment expenditures	$5,741	$11,772	$9,867	$22,737

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Mine site expensed exploration	$610	$811	$1,176	$1,153
Growth exploration	2,367	3,513	3,933	5,135
Exploration expenditures	$2,977	$4,324	$5,10 9	$6,288
Exploration depreciation and depletion	82	24	120	47
Exploration share-based compensation	148	82	311	118
Exploration expense	$3,207	$4,430	$5,540	$6,453

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended June 30, 2019					Three Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$11,105	$7,086	$6,465	$1,786	$26,442	$6,914	$7,149	$9,657	$ -	$23,720
Royalties	209	47	40	40	336	290	(210)	97	-	177
Special mining duty (1)	-	(10)	26	-	16	-	466	482	-	948
Opening finished goods	(1,488)	(1,272)	(171)	(336)	(3,267)	(1,100)	(612)	(658)	-	(2,370)
Finished goods NRV adjustment	439	-	-	570	1,009	1,692	-	-	-	1,692
Closing finished goods	986	252	539	872	2,649	2,128	339	530	-	2,997
Direct production costs	11,251	6,103	6,899	2,932	27,185	9,924	7,132	10,108	-	27,164

	Three Months Ended June 30, 2019					Three Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Silver production (ounces)	536,966	171,891	326,458	24,007	1,059,322	464,929	248,591	642,375	-	1,355,895
Average realized silver price ($)	15.02	15.02	15.02	15.02	15.02	16.76	16.76	16.76	16.76	16.76
Silver value ($)	8,065,229	2,581,803	4,903,399	360,585	15,911,016	7,792,210	4,166,385	10,766,205	-	22,724,800

Gold production (ounces)	1,367	3,035	2,918	2,238	9,558	1,423	5,222	7,029	-	13,674
Average realized gold price ($)	1,366	1,366	1,366	1,366	1,366	1,281	1,281	1,281	1,281	1,281
Gold value ($)	1,867,322	4,145,810	3,985,988	3,057,108	13,056,228	1,822,863	6,689,382	9,004,149	-	17,516,394

Total metal value ($)	9,932,551	6,727,613	8,889,387	3,417,693	28,967,244	9,615,073	10,855,767	19,770,354	-	40,241,194
Pro-rated silver costs	81%	38%	55%	11%	55%	81%	38%	54%	-	56%
Pro-rated gold costs	19%	62%	45%	89%	45%	19%	62%	46%	-	44%

Silver co-product cash costs	$17.01	$13.63	$11.66	$12.89	$14.10	$17.30	$11.01	$8.57	-	$11.31
Gold co-product cash costs	$1,547	$1,239	$1,060	$1,172	$1,282	$1,322	$842	$655	-	$865

Expressed in thousands US dollars	Six Months Ended June 30, 2019					Six Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$20,518	$13,361	$14,971	$1,786	$50,636	$17,516	$13,549	$18,461	$ -	$49,526
Royalties	429	87	97	40	653	593	110	172	-	875
Special mining duty (1)	-	-	200	-	200	-	520	657	-	1,177
Opening finished goods	(1,247)	(1,457)	(502)	-	(3,206)	(2,942)	(385)	(387)	-	(3,714)
Finished goods NRV adjustment	1,694	-	-	651	2,345	2,155	-	-	-	2,155
Closing finished goods	986	252	539	872	2,649	2,128	339	530	-	2,997
Direct production costs	22,380	12,243	15,305	3,349	53,277	19,450	14,133	19,433	-	53,016

	Six Months Ended June 30, 2019					Six Months Ended June 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Silver production (ounces)	995,110	367,901	740,441	27,225	2,130,677	961,258	504,032	1,241,445	-	2,706,735
Average realized silver price ($)	15.25	15.25	15.25	15.25	15.25	16.72	16.72	16.72	16.72	16.72
Silver value ($)	15,175,428	5,610,490	11,291,725	415,181	32,492,824	16,072,234	8,427,415	20,756,960	-	45,256,609

Gold production (ounces)	2,505	7,465	7,063	2,580	19,613	2,870	11,129	12,883	-	26,882
Average realized gold price ($)	1,340	1,340	1,340	1,340	1,340	1,304	1,304	1,304	1,304	1,304
Gold value ($)	3,356,700	10,003,100	9,464,420	3,457,200	26,281,420	3,742,480	14,512,216	16,799,432	-	35,054,128

Total metal value ($)	18,532,128	15,613,590	20,756,145	3,872,381	58,774,244	19,814,714	22,939,631	37,556,392	-	80,310,737
Pro-rated silver costs	82%	36%	54%	11%	55%	81%	37%	55%	-	56%
Pro-rated gold costs	18%	64%	46%	89%	45%	19%	63%	45%	-	44%

Silver co-product cash costs	$18.42	$11.96	$11.24	$13.19	$13.82	$16.41	$10.30	$8.65	-	$11.04
Gold co-product cash costs	$1,618	$1,051	$988	$1,159	$1,215	$1,280	$803	$675	-	$861

(1)	Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for	2019			2018			20 17
share numbers and per share amounts	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$29,382	$29,143	$33,833	$37,581	$38,765	$40,330	$41,640	$39,782
Direct cost	26,442	24,194	24,943	28,378	25,413	26,269	28,399	27,400
Royalties	336	317	357	421	177	698	503	457
Mine operating cash flow	2,604	4,632	8,533	8,782	13,175	13,363	12,738	11,925
Share-based compensation	53	55	-	-	(130)	37	47	63
Amortization and depletion	7,149	7,116	6,110	13,562	8,689	10,051	4,804	4,394
Write down on inventory	1,507	3,212	2,026	-	-	-	-	166
Mine operating earnings (loss)	($6,105)	($5,751)	$397	($4,780)	$4,616	$3,275	$7,887	$7,302

Basic earnings (loss) per share	($0.08)	($0.10)	($0.03)	($0.04)	($0.04)	$0.02	$0.02	$0.01
Diluted earnings (loss) per share	($0.08)	($0.10)	($0.03)	($0.04)	($0.04)	$0.02	$0.02	$0.01
Weighted shares outstanding	132,158,891	131,395,790	130,511,679	128,805,441	127,570,254	127,488,410	127,486,671	127,456,410

Net earnings (loss)	($10,123)	($13,278)	($3,661)	($5,452)	($5,651)	$2,325	$2,669	$996
Amortization and depletion	7,314	7,227	6,217	13,199	7,939	9,837	4,935	4,540
Finance costs	103	92	51	62	49	49	105	166
Current income tax	184	698	1,533	291	1,965	688	2,924	882
Deferred income tax	(823)	(350)	(2,591)	(2,957)	(2,415)	(1,786)	(3,737)	(510)
NRV cost adjustment	644	999	668	458	835	292	-	-
EBITDA	($2,701)	($4,612)	$2,217	$5,601	$2,722	$11,405	$6,896	$6,074

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2019			2018			20 17
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	237,640	246,519	30 9,036	317,821	314,305	325,669	349,924	322,784
Guanaceví	75,591	76,557	75,528	81,268	71,275	78,971	83,881	74,649
Bolañitos	76,386	86,634	10 5,768	109,728	10 8,495	115,014	124,172	114,526
El Cubo	64,421	79,538	127,740	126,825	134,535	131,684	141,871	133,609
El Compas	21,242	3,790	-	-	-	-	-	-
Silver ounces	1,059,322	1,071,355	1,386,505	1,428,828	1,355,895	1,350,840	1,436,962	1,262,064
Guanaceví	536,966	458,144	484,197	518,318	464,929	496,329	544,117	522,907
Bolañitos	171,891	196,010	235,326	236,197	248,591	255,441	280,712	253,787
El Cubo	326,458	413,983	666,982	674,313	642,375	599,070	612,133	485,370
El Compas	24,007	3,218	-	-	-	-	-	-
Silver grade	157	154	157	160	156	151	152	144
Guanaceví	242	206	222	218	225	224	241	250
Bolañitos	78	86	82	84	91	86	86	85
El Cubo	178	183	181	188	171	164	157	135
El Compas	72	61	-	-	-	-	-	-
Silver recovery	88.5	87.7	88.8	87.5	86.2	85.4	84.1	84.5
Guanaceví	91.3	90.4	89.8	91.0	90.2	87.3	83.7	87.2
Bolañitos	89.7	81.8	84.4	79.7	78.3	80.3	81.8	81.1
El Cubo	88.6	88.5	89.7	88.0	86.8	86.3	85.5	83.7
El Compas	48.8	43.3	-	-	-	-	-	-
Gold ounces	9,558	10,055	13,117	12,968	13,674	13,208	14,577	13,648
Guanaceví	1,367	1,138	1,240	1,114	1,423	1,447	1,245	1,224
Bolañitos	3,035	4,430	5,166	4,832	5,222	5,907	7,204	6,523
El Cubo	2,918	4,145	6,711	7,022	7,029	5,854	6,128	5,901
El Compas	2,238	342	-	-	-	-	-	-
Gold grade	1.51	1.45	1.55	1.50	1.60	1.49	1.56	1.58
Guanaceví	0.62	0.52	0.58	0.48	0.67	0.64	0.54	0.57
Bolañitos	1.49	1.82	1.77	1.67	1.82	1.91	2.18	2.15
El Cubo	1.63	1.84	1.93	2.0 0	1.92	1.64	1.61	1.65
El Compas	4.35	3.66	-	-	-	-	-	-
Gold recovery	83.0	87.4	85.4	84.8	84.5	84.5	83.3	83.4
Guanaceví	90.7	88.9	88.0	88.8	92.7	89.0	85.5	89.5
Bolañitos	82.9	87.4	85.8	82.0	82.3	83.6	82.8	82.4
El Cubo	86.4	88.1	84.7	86.1	84.6	84.3	83.4	83.3
El Compas	75.3	76.8	-	-	-	-	-	-
Cash costs per oz	$13.67	$12.55	$9.22	$8.86	$7.61	$6.50	$7.97	$8.11
Guanaceví	$17.37	$21.0 6	$19.38	$18.14	$17.46	$15.31	$12.39	$13.68
Bolañitos	$11.56	$2.43	$2.59	$6.22	$2.87	($2.77)	($2.73)	($0.52)
El Cubo	$9.63	$7.72	$3.97	$2.47	$2.0 9	$2.93	$8.78	$6.37
El Compas	($1.52)	($5.59)	-	-	-	-	-	-
AISC per oz	$20.90	$19.37	$14.20	$16.14	$17.28	$14.18	$12.70	$17.53
Guanaceví	$24.94	$27.56	$27.49	$28.75	$29.24	$22.62	$17.57	$23.47
Bolañitos	$22.64	$16.36	$5.12	$14.00	$12.84	$4.20	$1.01	$3.96
El Cubo	$11.47	$11.43	$7.48	$6.96	$10.08	$11.22	$13.56	$17.95
El Compas	$43.62	$18.55	-	-	-	-	-	-
Costs per tonne	$114.40	$105.84	$93.52	$86.33	$86.43	$79.38	$84.38	$84.81
Guanaceví	$148.84	$145.37	$144.57	$131.75	$139.24	$120.63	$99.39	$117.15
Bolañitos	$79.90	$70.87	$66.43	$64.00	$65.74	$60.87	$67.04	$71.52
El Cubo	$107.09	$105.69	$85.77	$76.55	$75.13	$70.81	$90.69	$78.13
El Compas	$138.03	$110.03	-	-	-	-	-	-

(1)	Total Production Cost per ounce

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the six months ended June 30, 2019, the average price of silver was $15.23 per ounce, with silver trading between $14.37 and $16.08 per ounce based on the London Fix silver price. This compares to an average of $16.66 per ounce for the six months ended June 30, 2018, with a low of $16.03 and a high of $17.52 per ounce. For the six months ended 2019, the Company realized an average price of $15.25 per silver ounce compared with $16.72 for the six months ended June 30, 2018.

During the six months ended June 30, 2019, the average price of gold was $1,308 per ounce, with gold trading between $1,270 and $1,431 per ounce based on the London Fix PM gold price. This compares to an average of $1,318 per ounce for the six months ended June 30, 2018, with a low of $1,250 and a high of $1,355 per ounce. During 2019, the Company realized an average price of $1,340 per ounce compared with $1,304 for the six months ended June 30, 2018.

During 2018, the average price of silver was $15.71 per ounce, with silver trading between $13.97 and $17.52 per ounce based on the London Fix silver price. This compares to an average of $17.05 per ounce during 2017, with a low of $15.22 and a high of $18.56 per ounce. During 2018, the Company realized an average price of $15.65 per silver ounce compared with $17.24 for 2017.

During 2018, the average price of gold was $1,269 per ounce, with gold trading between $1,178 and $1,355 per ounce based on the London Fix PM gold price. This compares to an average of $1,257 per ounce during 2017, with a low of $1,146 and a high of $1,346 per ounce. During 2018, the Company realized an average price of $1,267 per ounce compared with $1,285 for 2017.

During 2017, the average price of silver was $17.05 per ounce, with silver trading between a range of $15.22 and $18.56 per ounce based on the London Fix silver price. This compares to an average of $17.14 per ounce during 2016, with a low of $13.58 and a high of $20.71 per ounce. During 2017, the Company realized an average price of $17.24 per ounce compared with $16.84 for 2016.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

During 2017, the average price of gold was $1,257 per ounce, with gold trading between a range of $1,146 and $1,346 per ounce based on the London Fix PM gold price. This compares to an average of $1,251 per ounce during 2016, with a low of $1,077 and a high of $1,366 per ounce. During 2017, the Company realized an average price of $1,285 per ounce compared with $1,253 for 2016.

Investor uncertainty surrounding the effect of the U.S. administration’s policies, particularly implementation of tariffs, led to renewed interest in precious metals stabilizing prices during 2017, while the robust economic growth in early 2018 resulted in weaker investment in the sector. Renewed uncertainty surrounding trade discussions, the results of the US mid-term elections and signals of US economic slow down has renewed interest in the precious metals that continued into Q2, 2019.

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company’s corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During the six months ended June 30, 2019, the Mexican peso remained flat. During 2019, the average foreign exchange rate was $19.15 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.83 to $19.72. This compares to an average of $19.05 during the corresponding six-month period of 2018, with a range of $18.00 to $20.77 Mexican pesos per U.S. dollar.

During 2018, the Mexican peso initially appreciated against the U.S. dollar, however discussions of U.S. imposed tariffs and the expectation of the election of Andres Manuel Lopez Obrador as the next Mexico president drove the Mexican peso to depreciate against the U.S. dollar at the end of the second quarter. After the election, the Mexican Peso regained its losses and stabilized with an agreement on trade with the US. During 2018, the average foreign exchange rate was $19.22 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.00 to $20.77. This compares to an average of $18.91 during 2017, with a range of $17.50 to $21.92 Mexican pesos per U.S. dollar.

During the year ended December 31, 2017, the Mexican peso reversed a long negative trend and significantly appreciated against the U.S. dollar until the fourth quarter. During 2017, the average foreign exchange rate was $18.91 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.50 to $21.92. This compares to an average of $18.68 during the year ended December 31, 2016, with a range of $17.17 to $20.82 Mexican pesos per U.S. dollar. The reversal of the trend in the earlier periods of 2017 is attributed to the correction from the sharp fall during the U.S. election and from rising oil prices.

During the six months ended June 30, 2019, the Canadian dollar traded in relatively tight trading range against the U.S. dollar. During 2019, the average foreign exchange rate was $1.334 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.310 and $1.364. This compares to an average of $1.278 for the six-month period of 2018, within a range of $1.230 and $1.330 Canadian dollar per U.S. dollar.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

During 2018, the Canadian dollar gradually depreciated against the U.S. dollar. During 2018, the average foreign exchange rate was $1.296 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.230 and $1.336. This compares to an average of $1.298 during 2017, within a range of $1.211 and $1.374 Canadian dollar per U.S. dollar.

During 2017, the Canadian dollar appreciated relative to the U.S. dollar, with significant appreciation in the third quarter. During 2017, the average foreign exchange rate was $1.298 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.211 and $1.374. This compares to an average of $1.3251 during 2016, with a range of $1.2533 and $1.4602 U.S. dollar per Canadian dollar.

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

2019 Outlook

Production

In 2019, management initially guided consolidated silver and gold production to be about 10% lower than 2018, however several deficiencies at Guanaceví and Bolañitos in the first half of 2019 resulted in revision of the production guidance. Revised Silver production is expected to range from 4.2 to 4.7 million ounces and gold production is anticipated be in the 39,500-44,000 oz range. Silver equivalent production is estimated to be between 7.4 -8.2 million oz using a 80:1 silver:gold ratio.

A Company-wide review of the four mines at the end of Q1, 2019 identified several deficiencies in the operating performance at each mine-site. As a result, management initiated multiple remedial measures in Q2, 2019 including changes of mine-site management and contractors, changes to shift and contractor supervision, renting used mining equipment and leasing new mining equipment, revising the 2019 mine plans for all four mines, particularly Guanaceví, and reducing the work force. The Company also took immediate actions to cut operating and administrative costs and deferred all discretionary expenditures.

Management notes that while the remedial actions started to have a positive impact on the mine operating performance in the second quarter of 2019, the goal of these actions is to generate free cash flow at current metal prices during the second half of 2019.

Capital Investments

In 2019, Endeavour initially planned to invest $20.6 million on capital projects primarily on sustaining capital at the four operating mines, and $1.8 million in growth capital to maintain the exploration concessions and cover corporate infrastructure.

At Guanaceví, an initial capital budget of $10.6 million was planned for 2019, to primarily advance 7.0 kilometres of mine access at the North Porvenir, Santa Cruz, Milache and SCS mines. Management expects mine development to slightly exceed plan. To meet advancement and to exploit the acquired rights on adjacent concessions, the Company financed the purchase of $1.5 millon of mobile equipment and committed to an additional $5.4 million of equipment to replace existing equipment. The new mobile equipment is expected to be delivered in the second half of 2019 and will be financed over four years.

At Bolañitos, an initial capital budget of $4.2 million was planned for 2019, including $3.4 million on mine development to access reserves and resources in six working veins. Due to the mine re-sequencing, planned mine development for 2019 decreased from 6 km to 5 km, with an expected to total cost of $5.1 million. Additionally, the Company has financed $4.8 million of mobile equipment to replace an aging mobile fleet. Two new scoops were delivered in Q2, 2019 amounting to $0.8 million, while the remaining equipment will be delivered in the second half of the year and financed over four years.

An additional $0.8 million will be invested to support site infrastructure, raise the tailings dam, and fund office equipment and building improvements.

At El Compas, a capital budget of $4.0 million is planned for 2019, including $2.7 million on mine development to further advance the Compas vein and access the Orito vein. An additional $1.3 million is planned for supporting site infrastructure, including plant and mine improvements.

At El Cubo, no capital budget was allocated as all underground development is now included in the operating expenditures until further reserves are defined.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

Operating Costs

Cash costs were initially guided to increase slightly in 2019 compared to 2018, primarily at El Cubo, whereas it was anticipated the reduced capital expenditures in 2019 would result in lower all-in sustaining costs year-on-year, based on lower 2019 precious metal production and using lower estimated metal prices of $15.50 per oz silver and $1,240 per oz gold. The 2019 sustaining capital budget is lower than 2018 due to lower sustaining capital expenditures at El Cubo. The 2019 exploration budget for the operating mines is also lower as the focus shifts towards growth projects such as Parral.

With the revised production guidance, the Company estimates its consolidated cash cost will be $10.00 -11.00 per oz silver for 2019 (implying $8.00 -$9.00 per ounces in the second half of 2019) and the all-in sustaining cost is estimated to be $17.00 -18.00 per oz silver, both net of the gold by-product credit with an estimated $1275 gold price.

Direct operating costs are estimated to be in the range of $90-$100 per tonne. Achieving the operating costs is predicated on the ability to meet mine output.

Liquidity and Capital Resources

Cash and cash equivalents decreased from $33.4 million at December 31, 2018 to $23.1 million at June 30, 2019. The Company had working capital of $46.6 million at June 30, 2019 (December 31, 2018 - $54.5 million). The $7.9 million decrease in working capital is due to investing $9.9 million into property, plant and equipment and intangible assets and negative operating cash flow, offset by $8.9 million raised through equity sales.

Operating activities used cash $9.0 million during the first half of 2019 compared to generating $12.3 million of cash during the same period in 2018. The significant non-cash adjustments to the net loss of $23.4 million were amortization and depletion of $14.5 million, share-based compensation of $1.8 million, a deferred income tax recovery of $1.2 million, a write down of inventory to net realizable value of $4.7 million and a change in non-cash working capital of $5.9 million. The change in non-cash working capital was primarily due to an increase in finished goods inventories decreased payables with normal fluctuations in other working capital items.

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain. See “Financial Instrument Risk Exposure and Risk Management-Liquidity Risk”.

Investing activities during the period used $9.9 million compared to $22.7 million in the same period of 2018. The investments in 2019 were primarily for sustaining capital at existing mines, while in 2018 capital expenditures pertained to sustaining capital at the existing operations and the construction of the El Compas operation. In 2019, the Company incurred $0.2 million for acquisition of intangible assets.

Capital additions totaled $12.3 million in property, plant and equipment for the six months ended June 30, 2019, which includes financed mobile equipment.

At Guanaceví, the Company invested $6.4 million, with $4.1 million spent on 4.3 kilometres of mine development, $0.8 million on underground infrastructure and equipment, including a substation at Santa Cruz Sur ore body, $1.5 million of mobile equipment financed to accelerate the development of the SCS and Milache.

At Bolañitos, the Company invested $3.4 million, including $2.4 million on 2.7 kilometres of mine development, $0.8 million on mobile equipment and $0.2 million on various support equipment.

At El Cubo, the Company invested $0.1 million on various items. 3.0 kilometres of development occurred, however was expensed due to the estimate remaining reserves.

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At El Compas, the Company has spent a total of $2.2 million in developing the El Compas ore body and refurbishment of the plant. 1.2 kilometres have been developed on the Compas and Orito vein for the six months ended June 30, 2019 incurring $1.3 million. Pre-commercial production, plant start-up and plant refurbishment costs resulted in $0.8 million capitalized to the plant for the six months ended June 30, 2019.

Exploration incurred net $0.4 million in holding costs.

Financing activities for the six months ended June 30, 2019 increased cash by $8.5 million, compared to increasing cash by $3.2 million during the same period in 2018. During the six months ended June 30, 2019, the Company received gross proceeds through an at-the-market financing of $9.2 million, paid $0.3 million in share issue costs and paid $0.4 million in interest and principal repayments on loans and leases. By comparison, during the first six months of 2018, the Company re-allocated $1.0 million from restricted cash, raised net proceeds of $2.0 million and received $0.2 million from exercised employee options.

Subsequent to June 30, 2019, the Company entered into new loan agreements totaling $3.3 million for the purchase of capital assets with terms ranging from 1 year to 4 years with an interest rate of 8.2% .

In April 2018, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies the distribution of up to CDN$150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions. The Base Shelf also provides the Company with the ability to conduct an “At-The-Market” offering through an “At-The-Market” facility (“ATM”) equity distribution agreement.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the “Agents”). Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the six month ended June 30, 2019, the Company issued 4,614,705 common shares under the ATM facility at an average price of $1.99 per share for gross proceeds of $9.2 million, less commissions of $0.2 million.

The principal business objective that the Company expects to accomplish using the net proceeds from the ATM facility are to advance the exploration and development of the Terronera Project and to add to the Company’s working capital.

Use of proceeds as at June 30, 2019
Net proceeds received	$17,072
Advancement of Terronera Project	(5,508)
Remaining proceeds	$11,564

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2019 capital requirements and commitments. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

As at June 30, 2019, the Company’s issued share capital was $467.9 million, representing 135,395,757 common shares, and the Company had options outstanding to purchase 7,124,800 common shares with a weighted average exercise price of CAD$3.72.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

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In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.2 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.2 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 6.3 million ($0.3 million) and inflationary charges of MXN 9.5 million ($0.5 million) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000 in prior year. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

Capital Requirements

See 2019 Outlook on page 28 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following contractual obligations at June 30, 2019:

Payments due by period (in thousands of dollars)
Contractual Obligations		Less than 1			More than
	Total	year	1- 3 years	3 - 5 years	5 years
Capital asset purchases	$3,763	$3,763	$-	$-	$-
Loans payable	2,819	895	1,519	405	-
Lease liabilities	1,337	221	328	211	577
Other contracts	909	100	200	200	409
Other Long-Term Liabilities	8,688	-	8,297	289	102
Total	$17,516	$4,979	$10,344	$1,105	$1,088

Transactions with Related Parties

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $2,000 and $4,000 for the three months and six months ended June 30, 2019 (June 30, 2018 - $5,000 and $7,000 respectively). The Company had a $1,000 net receivable related to administration costs outstanding as at June 30, 2019 (December 31, 2018 – $1,000).

The Company was charged $95,000 and $114,000 for legal services for the three months and six months ended June 30, 2019 respectively, by a firm in which the Company’s corporate secretary is a partner (June 30, 2018 - $82,000 and $119,000 respectively). The Company has $6,000 payable to the legal firm as at June 30, 2019 (December 31, 2018 - $5,000).

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Financial Instruments and fair value measurements

As at June 30, 2019, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	Fair value
Expressed in thousands US dollars	through	Amortized	Carrying	Estimated
	profit or loss	cost	value	Fair value
Financial assets:
Cash and cash equivalents	$-	$23,10 6	$23,10 6	$23,10 6
Other investments	61	-	61	61
Trade receivables	6,365	-	6,365	6,365
Other receivables	-	648	648	648
Total financial assets	$6,426	$23,754	$30,180	$30,180

Financial liabilities:
Accounts payable and accrued liabiities	$1,777	$15,761	$17,538	$17,538
Loans payable	-	2,819	2,819	2,819
Total financial liabilities	$1,777	$18,580	$20,357	$20,357

Fair value measurements

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis include:

As a t June 30, 2019
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$61	$61	$-	$-
Trade receivables	6,365	-	6,365	-
Total financial assets	$6,426	$61	$6,365	$-

Liabilities:
Deferred share units	$1,745	$1,745	$-	$-
Share appreciation rights	32	-	32	-
Total financial liabilities	$1,777	$1,745	$32	$-

Other investments

The Company holds marketable securities classified as Level 1 in the fair value hierarchy. The fair values of these other investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available for sale marketable securities are recognized in income or loss.

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Trade receivables
The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, El Cubo and El Compas mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units
The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company’s common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

Share appreciation rights
As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company’s Mexican subsidiaries pay value added tax, IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

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Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At June 30, 2019, there are 174,284 oz of silver and 3,452 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at June 30, 2019, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.8 million.

Outstanding Share Data

As of August 7, 2019, the Company had the following securities issued and outstanding:

•	137,476,266 common shares
•	6,943,000 common shares issuable under stock options with a weighted average exercise price of CAD$3.74 per share expiring between May 13, 2020 and May 7, 2024

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, which replaced IAS 17 – Leases and its associated interpretive guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach.

IFRS 16 is being applied effective January 1, 2019 using the modified retrospective method. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

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The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which is composed of:

•	The amount of the initial measurement of the lease liability
•	Any lease payments made at or before the commencement date
•	Any indirect costs incurred
•	An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located.
•	Less any incentives received from the lessor

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are composed of:

•	Fixed payments, including in substance fixed payments
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date
•	Amounts expected to be payable under a residual value guarantee; and
•	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease payments exclude variable payments which are dependent on external factors other than an index or a rate. These variable payments are recognized directly in profit or loss.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Company has elected to measure right-of-use assets at an amount equal to the lease liability, adjusted by any prepaid or accrued lease payments and use the following practical expedients upon adoption of IFRS 16:

•	applied a single discount rate to a portfolio of leases with similar characteristics
•	applied the exemption not to recognize right-of-use assets and liabilities for leases with a remaining term of 12 months or less at the time of transition
•	excluded initial direct cots from measuring the right-of-use assets at the date of initial application

The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The Company has analyzed the impact of the first-time application of IFRS 16 in a group-wide project, including existing contracts. Adoption of IFRS 16 resulted in recording right-of-use assets in the amount of $1,835,000 and lease liabilities of $1,422,000 in the consolidated Statement of Financial Position as of January 1, 2019. The difference in the amount of $403,000 between right-of-use asset and lease liability relates to the adjustment of lease incentives of $243,000 offset by the reallocation of a prepaid expense to a right of use asset of $646,000.

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The following table presents the reconciliation from the operating lease liabilities as December 31, 2018 to the opening balance for lease liabilities as at January 1, 2019

Reconciliation of lease liabilities on adoption of IFRS 16

Operating lease obligations as at December 31, 2018	$2,840,000
Non-lease Components	(942,000)
Foreign Exchange differences	(18,000)
Others	(1,000)
Undiscounted Lease Liability	1,879,000
Effect from discounting at Incremental Borrowing Rate	(457,000)
Lease obligation as at January 1, 2019	$1,422,000

IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation was applicable for annual periods beginning on or after January 1, 2019.

The Interpretation requires an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution and if it is probable that the tax authorities will accept the uncertain tax treatment. If estimated that it is not probable that the uncertain tax treatment will be accepted by authorities, the tax uncertainty would be measured based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

As a result of the ongoing production issues at Guanaceví and revised mine plan, the Company reviewed the Guanaceví CGU for value in use during the quarter which resulted in no additional impairment to previous impairment charges. As previously disclosed, any modest decrease in any one key assumption in isolation causes the estimated recoverable amount to be less than or equal to the net carrying value. Other than timing of production based on the revised mine plan and associated increase in per-unit costs, Management’s long term estimates have not significantly changed from the prior year.

See “Critical Accounting Estimates” in the Company’s annual MD&A for the year ended December 31, 2018 for a detailed discussion of the areas in which critical accounting estimates are made.

Controls and Procedures

Changes in Internal Control over Financial Reporting
Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

During the six months ended June 30, 2019 there have been no changes in internal control over financial reporting that that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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